EOS ENERGY ENTERPRISES, INC.
3920 Park Avenue
Edison, New Jersey 08820
January 19, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attn: Geoff Kruczek
Jay Ingram, Legal Branch Chief

Re: Eos Energy Enterprises, Inc.
Registration Statement on Form S-1
File No. 333-251243

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eos Energy Enterprises, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Washington, D.C. time, on January 21, 2021, or as soon thereafter as practicable.

Please contact Anthony Saur, of Morrison Cohen LLP, outside counsel to the Company, at (212) 735-8834, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Sagar Kurada
Sagar Kurada
Chief Financial Officer

cc: Anthony Saur, Morrison Cohen LLP